

03054794

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49268

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CGF Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 NE Mizner Boulevard, Suite 750
(No. and Street)

Boca Raton (City) FL (State) 33432 (Zip Code)


SEC MAIL
PROCESSING
RECEIVED
APR 24 2003
313
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Jacobs 561-417-5680
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Lewin & Co.
(Name – *if individual, state last, first, middle name*)

1900 NW Corp. Blvd. Suite 300 E (Address) Boca Raton (City) FL (State) 33431 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Jacobs_______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _CGF Securities, LLC_______________________________, as of _December 31_______________________________, 2002_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public



Sarah L. Boynton
MY COMMISSION # CC921243 EXPIRES
March 22, 2004
BONDED THRU TROY FAIN INSURANCE, INC.

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (0) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CGF SECURITIES, LLC
(F/K/A INTERNATIONAL CAPITAL GROWTH, LLC)

FINANCIAL STATEMENTS

December 31, 2002

CGF SECURITIES, LLC
(F/K/A INTERNATIONAL CAPITAL GROWTH, LLC)
TABLE OF CONTENTS
DECEMBER 31, 2002



GOLDSTEIN LEWIN & CO.

Certified Public Accountants and Consultants


SEC MAIL PROCESSING
RECEIVED
APR 24 2003
OPC VA
313
SECTION

INDEPENDENT AUDITOR'S REPORT

To the Member
CGF Securities, LLC
Boca Raton, Florida

We have audited the accompanying statement of financial condition of CGF Securities, LLC, (F/K/A International Capital Growth, LLC) (A Limited Liability Company) as of December 31, 2002, and the related statements of income (loss), changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CGF Securities, LLC (F/K/A International Capital Growth, LLC) at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Goldstein Lewin & Co
GOLDSTEIN LEWIN & CO.

Boca Raton, Florida
January 31, 2003

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301
(reply to Boca address)

CGF SECURITIES, LLC
(F/K/A INTERNATIONAL CAPITAL GROWTH, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	71,565
Restricted Cash		251,787
Marketable Securities Owned, at Market Value		3,863
Commission and Broker Receivables		38,013
Loans Receivable – Employees, Net		416,198
Advances to Member		5,500
Deposits		6,137
Furniture and Office Equipment at Cost		
Less: Accumulated Depreciation of $3,747		12,554
Other Assets		35,181
	$	840,798

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accrued Liabilities	$	60,487
Commissions Payable		88,768
		149,255
COMMITMENTS AND CONTINGENCIES		
Subordinated Borrowings		200,000
MEMBER'S EQUITY		491,543
	$	840,798

CGF SECURITIES, LLC
(F/K/A INTERNATIONAL CAPITAL GROWTH, LLC)
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2002

REVENUES:		
Commissions	$	1,792,508
Private Placement and Consulting Fees		495,025
Trading Gains and (Losses)		1,170,645
Interest		36,229
Other Income		354,543
		3,848,950
EXPENSES:		
Employee Compensation and Benefits		2,755,450
Forgiveness of Loans Receivable – Employees		110,000
Floor Brokerage, Exchange, and Clearance Fees		176,152
Communications and Data Processing		126,555
Provision for Bad Debts		249,584
Occupancy		589,271
Other Expenses		878,197
		4,885,209
Net Loss	$	(1,036,259)

CGF SECURITIES, LLC
(F/K/A INTERNATIONAL CAPITAL GROWTH, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

Balance, January 1, 2002	$	591,683
Capital Contributed		936,119
Net Loss		(1,036,259)
Balance, December 31, 2002	$	491,543

CGF SECURITIES, LLC
(F/K/A INTERNATIONAL CAPITAL GROWTH, LLC)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(1,036,259)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Depreciation		2,644
Provision for Bad Debts		249,584
Forgiveness of Loans Receivable – Employees		110,000
Change in Assets and Liabilities		
(Increase) Decrease in:		
Restricted Cash		(251,787)
Commission and Broker Receivables		(25,988)
Marketable Securities Owned, Net		1,994
Loans Receivable – Employees		(180,521)
Deposits		11,113
Other Assets		(26,925)
(Decrease) in:		
Accrued Liabilities		(28,188)
Commissions Payable		(15,405)
Net Cash Used In Operating Activities		(1,189,738)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contributed from Member		925,119
Advances to Member		(5,500)
Net Cash Provided By Financing Activities		919,619
Decrease in Cash		(270,119)
Cash:		
Beginning		341,684
Ending	$	71,565
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES:		
Forgiveness of Accrued Interest on Subordinated Loan	$	11,000

CGF SECURITIES, LLC
(F/K/A INTERNATIONAL CAPITAL GROWTH, LLC)
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

CGF Securities, LLC, (the "Company") formerly known as International Capital Growth, LLC ("ICG, LLC") was organized on February 23, 2001, in the State of Florida. It is a wholly-owned subsidiary of Capital Growth Financial, Ltd. F/K/A ICG, LP ("LP"), a limited partnership. The Company is effective with the National Association of Securities Dealers ("NASD"), the Securities and Exchange Commission ("SEC"), and the State of Florida as a full service fully disclosed introducing broker-dealer. The Company operates one main office in Boca Raton, FL and three smaller offices in New Jersey, North Dakota and Nebraska. It derives the majority of its income by servicing the needs of its retail and institutional client base.

The term of the Company is perpetual. As a limited liability company, the member's liability is limited to amounts reflected in its member account.

In connection with its activities as a broker-dealer, the Company does not hold customer funds or securities, and promptly transmits all customer funds received to its clearing firm,Wexford Clearing Services Corporation ("Wexford"). Although the Company's clearing firm maintains all of the accounts of such customers and preserves all required and customary records, the Company remains contingently liable for losses incurred on these accounts.

Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value. Securities not readily marketable are valued by management based on their experience in the industry.

Clearing Expenses

Clearing expenses are recorded on a trade-date basis as securities transactions occur.

CGF SECURITIES, LLC
(F/K/A INTERNATIONAL CAPITAL GROWTH, LLC)
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Restricted Cash

Pursuant to the Company's clearing agreement, the Company is required to maintain $250,000 in net capital as calculated under SEC Rule 15c3-1 and maintain a $250,000 deposit of cash or securities with Wexford. LP had on deposit $250,000 in cash with Wexford. In January 2002, LP contributed their interest in the deposit to the Company to satisfy the clearing agreement requirements. In addition, Wexford also has a security interest in Company property held in their trading or commission accounts to satisfy any obligations or liabilities to Wexford.

Securities Owned

The increase or decrease in net unrealized appreciation or depreciation of securities owned is credited or charged to operations and is included in trading gains and (losses) in the statement of income (loss).

Commissions Receivable

Commissions Receivable represent amounts due the Company from its clearing broker relating to customer securities transactions introduced by the Company.

Broker Receivables

Broker Receivables represent amounts due from the clearing organization related to monies earning interest at the clearing broker from settled and unsettled transactions.

Allowance for Doubtful Accounts

The allowance for doubtful accounts for loan receivable is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for bad debts is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revisions as more information becomes available.

CGF SECURITIES, LLC
(F/K/A INTERNATIONAL CAPITAL GROWTH, LLC)
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Doubtful Accounts (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.

Property and Equipment

Property and Equipment is stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful life of the respective assets, generally three to seven years.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Company places its temporary cash investments with high credit quality financial institutions. Cash held by these financial institutions in excess of FDIC limits amounted to approximately $208,000 at December 31, 2002.

Advertising

Costs of advertising are expensed as incurred and amounted to $3,765 for the year ended December 31, 2002.

Income Taxes

The Company intends to be included as part of a consolidated entity tax return for which it is a subsidiary on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of LP. Accordingly, no provision is made for income taxes in the financial statements.

CGF SECURITIES, LLC
(F/K/A INTERNATIONAL CAPITAL GROWTH, LLC)
NOTES TO THE FINANCIAL STATEMENTS

NOTE 2: MARKETABLE SECURITIES OWNED

Marketable securities owned, consist of trading securities at market values as follows:

Corporate Stocks	$ 3,863

NOTE 3: LOANS RECEIVABLE – EMPLOYEES

The Company advances loans to brokers under employment agreements. Pursuant to the employment agreements, the loans are forgivable based upon continued employment with the Company under terms ranging from monthly to the end of the third year of continued employment at interest rates ranging up to 8%. The outstanding balance of these loans as of December 31, 2002 is $416,198 net of an allowance for doubtful accounts of $173,334. In addition, the Company is obligated under the employment agreements to advance additional loans to brokers amounting to approximately $40,000 based upon attaining certain production criteria.

NOTE 4: CONTRACTUAL COMMITMENTS

The Company was obligated under a non-cancelable operating lease for approximately 2,300 square feet of office space in Milburn, New Jersey that expires on August 31, 2004. However, on December 15, 2002, the Company entered into an agreement with the lessor to terminate and surrender the lease to a new tenant. As a result, the Company was obligated to the lessor for the net rental differential between the new tenant's obligation and the Company's obligation through the expiration of the lease. The Company's security deposit of $17,250 with the lessor and an additional payment of $1,147 were used to satisfy the obligation. The Company entered into an agreement on December 15, 2002 with the new tenant to sublease office space for six months.

The future minimum annual rental payments for the sublease is approximately as follows:

2003	$ 7,325

NOTE 5: SUBORDINATED BORROWINGS

Borrowings under subordination agreements at December 31, 2002, are as follows:

Subordinated Loan, interest at 5.5% annually, due October 31, 2003	$ 200,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2002, LP forgave $11,000 of accrued interest on the subordinated loan. This forgiveness is reflected as a capital contribution by LP.

CGF SECURITIES, LLC
(F/K/A INTERNATIONAL CAPITAL GROWTH, LLC)
NOTES TO THE FINANCIAL STATEMENTS

NOTE 6: RELATED PARTY TRANSACTIONS

The Company has a management agreement with LP to pay a management fee on a monthly basis for office rent, general administrative and management expenses. The agreement has a term of 2 years with an automatic 2-year renewal provision. For the year ended December 31, 2002, management fees amounting to $151,473 were charged and paid by the Company.

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $208,056, which was $108,056 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .72 to 1.

NOTE 8: OFF-BALANCE-SHEET RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, Wexford. The clearing broker/dealer is responsible for collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper executions of customer transactions by the clearing broker/dealer.

NOTE 9: LIQUIDITY

The financial statements have been presented on the basis that the Company is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company reported a net loss of $1,036,259 for the year ended December 31, 2002. The Company's losses have been funded through capital contributions by the Parent Company. The Company's continued existence is dependent upon its ability to successfully market and sell its services and/or the ability of the Parent Company to continue to fund any future losses. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

CGF SECURITIES, LLC
(F/K/A INTERNATIONAL CAPITAL GROWTH, LLC)
NOTES TO THE FINANCIAL STATEMENTS

NOTE 10: LITIGATION

In 1999, a complaint was filed, in which the predecessor company was named as co-defendant in a lawsuit alleging damages of approximately $1,000,000 plus interest and punitive damages, with respect to certain investments made by the plaintiffs in Waste Systems International, Inc. ("WSI"), for which the Company acted as a financial consultant and placement agent in connection with a private offering. The plaintiffs allege that the defendants made numerous fraudulent and negligent misrepresentations to the plaintiffs, that the plaintiffs invested in WSI based upon those fraudulent and negligent representations and that the misrepresentations were the direct and proximate cause of injuries suffered by the plaintiffs. By memorandum and order dated June 28, 2000, the Court allowed the motions for summary judgment that had been filed by all parties, including the Company. By judgment dated September 15, 2000, the Court entered judgment dismissing the case in its entirety. Following the Court's denial of plaintiffs motion for new trial, or alternatively, to alter or amend judgment, on November 17, 2000, plaintiffs filed a notice of appeal to the Massachusetts Appeals Court. On January 16, 2001 the appeal was docketed with the Appeals Court and a briefing schedule set. In November 2002 oral arguments on the plaintiff's appeal was heard, but as of January 31, 2003 no decision was made. Management is vigorously opposing the re-opening of this matter. In the opinion of management, the ultimate outcome of this matter is not presently determinable and no provision has been made in the accompanying financial statements for any resultant potential liability.

The Company is involved in other legal proceedings relating to claims against the Company, which are encountered in the normal course of business. While it is not feasible to predict or determine the outcome of any of these cases, it is the opinion of management that their outcome will have no material adverse effects on the financial position of the Company.



GOLDSTEIN LEWIN & CO.

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
CGF Securities, LLC
Boca Raton, Florida

We have audited the accompanying financial statements of CGF Securities, LLC. (F/K/A International Capital Growth, LLC) (A Limited Liability Company) as of and for the year ended December 31, 2002, and have issued our report thereon dated January 31, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Lewin & Co.
GOLDSTEIN LEWIN & CO.

Boca Raton, Florida
January 31, 2003

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301

CGF SECURITIES, LLC
(F/K/A INTERNATIONAL CAPITAL GROWTH, LLC)
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2002

AGGREGATE INDEBTEDNESS		
Accrued Liabilities	$	60,487
Commissions Payable		88,768
Total Aggregate Indebtedness	$	149,255
NET CAPITAL		
Total Member's Equity from the Statement of Financial Condition	$	491,543
Add:		
Subordinated Borrowings Qualified for Net Capital		200,000
Total Capital and Allowable Subordinated Borrowings		691,543
Deductions:		
Nonallowable Assets:		
Loans Receivable – Employees, Net		416,198
Advances to Member		5,500
Deposits		6,137
Furniture and Office Equipment, Net		12,554
Other Assets		35,181
Total Nonallowable Assets		475,570
Net Capital Before Haircuts on Securities Positions		215,973
Haircuts on Securities Positions:		
Other Securities		5,036
Corporate Stocks		579
Undue Concentration		2,302
		7,917
Net Capital	$	208,056
Minimum Required Net Capital	$	100,000
Excess Net Capital at 1500%	$	108,056
Excess Net Capital at 1000%	$	193,131
Ratio of Aggregate Indebtedness to Net Capital		.72 to 1

CGF SECURITIES, LLC
(F/K/A INTERNATIONAL CAPITAL GROWTH, LLC)
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2002

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2002).

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	250,351
Increase in Allowable Marketable Securities		451
Increase in Cash		227,571
Increase in Marketable Securities Owned		3,412
Decrease in Commissions and Broker Receivable		(230,982)
Increase in Accrued Expenses		(34,830)
Increase in Haircuts and Undue Concentration		(7,917)
Net Capital Per Above	$	208,056

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance as of January 1, 2002	$	200,000
Additions		—
Balance as of December 31, 2002	$	200,000

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(ii) of the Rule.

CGF Securities, LLC
(F/K/A International Capital Growth, LLC)
January 31, 2003
Page 2

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



GOLDSTEIN LEWIN & CO.

Boca Raton, Florida
January 31, 2003